

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 2, 2018

<u>Via E-mail</u>
Ms. Joey Chancis
Chief Executive Officer
Joey New York, Inc.
Trump Tower I,
16001 Collins Ave. #3202,
Sunny Isles Beach, FL 33160

     Re: **Joey New York, Inc.**
           Form 10-K for the Year Ended February 28, 2017
           Filed June 13, 2017
           File No. 333-180954

Dear Ms. Chancis:

We issued comments to you related to the above captioned filing on January 25, 2018. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 16, 2018.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Nasreen Mohammed, Assistant Chief Accountant, at 202-551-3773 or Angela Lumley, Senior Staff Accountant, at 202-551-3398 with any questions.

           Sincerely,

           /s/ Rufus Decker for

           Craig Arakawa
           Branch Chief
           Office of Beverages,
           Apparel and Mining

CC: M. Richard Cutler, Esq.
     Cutler Law Group